Exhibit 99.1

ASCENDIS PHARMA A/S

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Page
Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income / (Loss) for the Three Months Ended March 31, 2016 and 2015	2
Unaudited Condensed Consolidated Interim Statements of Financial Position as of March 31, 2016 and December 31, 2015	3
Unaudited Condensed Consolidated Interim Statements of Changes in Equity at March 31, 2016 and 2015	4
Unaudited Condensed Consolidated Interim Cash Flow Statements for the Three Months Ended March 31, 2016 and 2015	5
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	6

Unaudited Condensed Consolidated Interim Statements of Profit or Loss

and Other Comprehensive Income / (Loss) for the Three Months Ended March 31

		Consolidated
	Notes	2016	2015
		(EUR’000)
Revenue	4	1,258	2,081
Research and development costs		(16,242)	(7,334)
General and administrative expenses		(2,908)	(2,405)

Operating profit / (loss)		(17,892)	(7,658)
Finance income		20	9,135
Finance expenses		(2,764)	(9)

Profit / (loss) before tax		(20,636)	1,468
Tax on profit / (loss) for the period		118	(46)

Net profit / (loss) for the period		(20,518)	1,422

Other comprehensive income / (loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		21	(18)

Other comprehensive income / (loss) for the period, net of tax		21	(18)

Total comprehensive income / (loss) for the period, net of tax		(20,497)	1,404

Profit / (loss) for the period attributable to owners of the Company		(20,518)	1,422
Total comprehensive income / (loss) for the period attributable to owners of the Company		(20,497)	1,404

		EUR	EUR
Basic earnings / (loss) per share		(0.82)	0.07
Diluted earnings / (loss) per share		(0.82)	0.06

Number of shares used for calculation (basic)		25,128,242	21,382,447
Number of shares used for calculation (diluted)(1)		25,128,242	24,382,271

(1)	A total of 2,790,859 warrants outstanding as of March 31, 2016 can potentially dilute earnings per share in the future, but have not been included in the calculation of diluted earnings per share because they are antidilutive for the period presented.

Unaudited Condensed Consolidated Interim Statements of Financial Position

	Notes	March 31, 2016	December 31, 2015
		(EUR’000)
Assets
Non-current assets
Intangible assets		3,495	3,495
Property, plant and equipment		2,331	2,355
Deposits		297	270

		6,123	6,120
Current assets
Trade receivables		888	1,064
Other receivables		690	338
Prepayments		2,132	3,819
Income taxes receivable		981	784
Cash and cash equivalents		101,865	119,649

		106,556	125,654

Total assets		112,679	131,774

Equity and liabilities
Equity
Share capital	7	3,374	3,374
Other reserves		7,779	5,678
Retained earnings		90,759	111,277

Total equity		101,912	120,329

Current liabilities
Trade payables and other payables		8,337	8,373
Deferred income		2,327	3,072
Income taxes payable		103	—

		10,767	11,445

Total liabilities		10,767	11,445

Total equity and liabilities		112,679	131,774

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

	Share Capital	Foreign Currency Translation Reserve	Share- based Payment Reserve	Retained Earnings	Total
	(EUR’000)

Equity at December 31, 2015	3,374	(85)	5,763	111,277	120,329

Loss for the period	—	—	—	(20,518)	(20,518)
Other comprehensive income / (loss), net of tax	—	21	—	—	21

Total comprehensive income / (loss)	—	21	—	(20,518)	(20,497)
Share-based payment (Note 6)	—	—	2,080	—	2,080

Equity at March 31, 2016	3,374	(64)	7,843	90,759	101,912

	Share Capital	Foreign Currency Translation Reserve	Share- based Payment Reserve	Retained Earnings	Total
	(EUR’000)

Equity at December 31, 2014	2,272	(71)	4,050	39,559	45,810

Profit for the period	—	—	—	1,422	1,422
Other comprehensive income / (loss), net of tax	—	(18)	—	—	(18)

Total comprehensive income / (loss)	—	(18)	—	1,422	1,404
Share-based payment (Note 6)	—	—	556	—	556
Capital increase	929	—	—	108,887	109,816
Cost of capital increase	—	—	—	(8,396)	(8,396)

Equity at March 31, 2015	3,201	(89)	4,606	141,473	149,190

Unaudited Condensed Consolidated Interim Cash Flow Statements for the

Three Months Ended March 31

		Consolidated
	Notes	2016	2015
		(EUR’000)
Operating activities
Net profit / (loss) for the period		(20,518)	1,422
Reversal of finance income		(20)	(9,135)
Reversal of finance expenses		2,764	9
Reversal of tax charge		(118)	46

Adjustments for:
Share-based payment		2,080	556
Depreciation and amortization		162	123

Changes in working capital:
Deposits		(27)	(10)
Trade receivables		175	441
Other receivables		(351)	(34)
Prepayments		1,686	248
Trade payables and other payables		(15)	464
Deferred income		(744)	(1,248)

Cash flows generated from / (used in) operations		(14,926)	(7,118)
Finance income received		20	51
Finance expenses paid		(2)	(9)
Income taxes received / (paid)		24	(59)

Cash flows from / (used in) operating activities		(14,884)	(7,135)

Investing activities
Acquisition of property, plant and equipment		(138)	(86)

Cash flows used in investing activities		(138)	(86)

Financing activities
Capital increase		—	109,816
Cost of capital increase		—	(8,396)

Cash flows from / (used in) financing activities		—	101,420

Increase / (decrease) in cash and cash equivalents		(15,022)	94,199

Cash and cash equivalents at January 1		119,649	50,167
Effect of exchange rate changes on balances held in foreign currencies		(2,762)	9,084

Cash and cash equivalents at March 31		101,865	153,450

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1—General Information

Ascendis Pharma A/S, together with its subsidiaries, is a clinical stage biopharmaceutical company applying its TransCon technology to develop a pipeline of therapeutics with best-in-class profiles to address significant unmet medical needs. Ascendis Pharma A/S was incorporated in 2006 and is headquartered in Hellerup, Denmark. Unless the context otherwise requires, references to the “Company,” “we,” “us” and “our” refer to Ascendis Pharma A/S and its subsidiaries.

The address of the Company’s registered office is Tuborg Boulevard 5, DK-2900, Hellerup, Denmark.

On February 2, 2015, the Company completed an initial public offering, or IPO, which resulted in the listing of American Depositary Shares (“ADSs”) representing the Company’s ordinary shares, under the symbol “ASND” in the United States on The NASDAQ Global Select Market.

The Company’s Board of Directors approved these unaudited condensed consolidated interim financial statements on May 19, 2016.

Note 2—Summary of Significant Accounting Policies

Basis of Preparation

The unaudited condensed consolidated interim financial statements of the Company are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”. Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2015 and accompanying notes, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, and as adopted by the European Union.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the condensed consolidated interim financial statements are disclosed in Note 3.

Changes in Accounting Policies

The accounting policies applied when preparing these condensed consolidated interim financial statements have been applied consistently to all the periods presented, unless otherwise stated and are consistent with those of the Company’s most recent annual consolidated financial statements. A description of our accounting policies is provided in the Accounting Policies section of the audited consolidated financial statements as of and for the year ended December 31, 2015.

Retrospective Effect of Bonus Share Issuance

All share and per share data in the condensed consolidated interim financial statements give retrospective effect to a bonus issuance of shares in the ratio of 3:1 of the Company’s authorized, issued and outstanding ordinary and preference shares, which was effective on January 13, 2015, with the corresponding impacts on both share capital and retained earnings also retrospectively recognized. Retrospective effect has also been given with respect to the share and per share data for the Company’s warrants.

Note 3—Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the application of our accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. In some instances, we could have reasonably used different accounting estimates, and in other instances changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates we have made. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial conditions, results of operations and cash flows will be affected.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgments made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our unaudited condensed consolidated financial statements relate to revenue recognition, share-based payment, internally generated intangible assets, and joint arrangements / collaboration agreements.

The key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year relate to impairment of goodwill, recognition of accruals for manufacturing and clinical trial activities, and to useful lives of property, plant and equipment and finite-lived intangible assets. There have been no changes to the applied useful lives of property, plant and equipment or finite-lived intangible assets, or in the application of other significant accounting estimates, and no impairment losses have been recognized during the first three months of 2016 or 2015.

The unaudited condensed consolidated interim financial statements do not include all disclosures for critical accounting estimates and judgments that are required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2015.

Note 4—Revenue

	Consolidated
	Three Months Ended March 31,
	2016	2015
	(EUR’000)
Revenue from the rendering of services	513	833
License income	745	1,248

Total revenue	1,258	2,081

Revenue from external customers (geographical)
USA	1,258	1,893
Germany	—	188

Total revenue	1,258	2,081

Note 5—Segment Information

We are managed and operated as one business unit. No separate business areas or separate business units have been identified in relation to product candidates or geographical markets. Accordingly, we do not disclose information on business segments or geographical markets, except for the geographical information on revenue included in Note 4.

Note 6—Warrants and Share-based Payment

Share-based payment

Ascendis Pharma A/S has established warrant programs, equity-settled share-based payment transactions, as an incentive for all of our employees, members of the Company’s Board of Directors and select external consultants.

Warrants are granted by the Board of Directors in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S and each warrant granted is exercisable for one ordinary share of Ascendis Pharma A/S. As of March 31, 2016, 4,220,812 warrants had been granted, of which 19,580 warrants have been cancelled, 1,292,462 warrants have been exercised, 2,168 warrants have expired without being exercised, and 115,743 warrants have been forfeited. As of March 31, 2016, the Board of Directors was

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

authorized to grant up to 3,798,592 additional warrants to our employees, board members and select consultants without pre-emptive subscription rights for the shareholders of Ascendis Pharma A/S. Each warrant carries the right to subscribe for one ordinary share of a nominal value of DKK 1. The exercise price is fixed at the fair market value of our ordinary shares at the time of grant as determined by the Board of Directors. The exercise prices of our outstanding warrants are approximately €6.48, €8.00, €15.68 and €16.33 per warrant depending on the grant dates of such warrants. Depending on the warrant program under which our warrants have been issued, vested warrants may either be exercised in two or four annual exercise periods. Other than with respect to exercise periods, the terms of the programs under which outstanding warrants have been issued are similar.

Warrant Activity

The following table specifies the warrant activity during the three months ended March 31, 2016:

	Total Warrants	Weighted Average Exercise Price EUR
Outstanding at December 31, 2015	2,615,903	10.69

Granted during the period	178,500	16.33
Exercised during the period	—	—
Forfeited during the period	(3,544)	10.83
Expired during the period	—	—

Outstanding at March 31, 2016	2,790,859	11.05

Vested at the balance sheet date	1,000,735	8.23

Warrant Compensation Costs

Warrant compensation costs are determined with basis in the grant date fair value of the warrants granted and recognized in the statement of profit or loss over the vesting period of the warrants granted.

	Consolidated
	Three months Ended March 31,
	2016	2015
	(EUR’000)
Research and development costs	1,007	191
General and administrative expenses	1,073	365

Total warrant compensation costs	2,080	556

Note 7—Share Capital

The share capital of Ascendis Pharma A/S consists of 25,128,242 shares at a nominal value of DKK 1. Following the Company’s IPO, all share classes were converted into ordinary shares in the ratio of 1:1.

On January 13, 2015, as preparation for the IPO, the Company’s shareholders approved an issuance of bonus shares in the ratio of 3:1 of the Company’s authorized, issued and outstanding ordinary and preference shares, thereby increasing the number of shares from 4,233,945 shares to 16,935,780 shares. All share and per share data in this report, including those relating to the warrants, give retrospective effect to the bonus issuance of shares.

On February 2, 2015, the Company closed its IPO of 6,900,000 ADSs on The NASDAQ Global Select Market under the symbol “ASND”. Each ADS represents one ordinary share. The 6,900,000 ADSs include the exercise in full by the underwriters of their option to purchase additional ADSs. As part of the IPO, the Company’s share capital was increased from 16,935,780 shares to 23,835,780 shares and all classes of preference shares converted into ordinary shares.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

On May 21, May 29, June 4, and June 9, 2015, an aggregate of 361,046 warrants were exercised, increasing the Company’s share capital from 23,835,780 shares to 24,196,826 shares.

On August 27, August 28, September 3, and September 8, 2015, an aggregate of 931,416 warrants were exercised, increasing the Company’s share capital from 24,196,826 shares to 25,128,242 shares.

Note 8—Subsequent Events

No events have occurred after the balance sheet date that would have a significant impact on the results or financial position of the Company.